SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S/A TELE SUDESTE CELULAR PARTICIPAÇÕES S/A TELE LESTE CELULAR PARTICIPAÇÕES S/A CELULAR CRT PARTICIPAÇÕES S/A TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A

Announcement to the Market

The management of the holdings that operate under the Vivo brand name, reproduces below the announcement released to the press today.

PORTUGAL TELECOM AND TELEFÔNICA ANNOUNCE BRAZILIAN SUCCESSORS OF THE CHAIRMAN OF THE BOARD AND OF THE CHIEF EXECUTIVE OFFICER

Fernando Xavier Ferreira, who is at this time the CEO of Telefônica in Brasil, will succeed Felix Ivorra as Chairman of the Board of Directos of Brasilcel (Holding which controls the operators of the VIVO Group) and Roberto Oliveira de Lima, former CEO of Credicard, will succeed Francisco Padinha as CEO of VIVO. These changes will take place from July 1 onwards.

The decision was taken based on the respective mandate periods, previously agreeded between the corporate groups and the executives. At the same time it increases the participation of high-level and experienced Brazilian executives in the management of VIVO.

To Portugal Telecom and Telefônica shareholders , "the nomination of Brazilian executives for the highest positions of the VIVO management, translates in an important step for the company´s consolidation, making the biggest mobile operator in the southern hemisphere yet more Brazilian. The decision is strategic and aims at a sustainable and profitable growth of the company, which operates in one of the most competitive markets in the world".

Felix Ivorra and Francisco Padinha will assume new projects in their respective groups, namely: Telefônica e Portugal Telecom.

The decision is still pending the approval by the Board of Directos of the holdings that operate under the brand "VIVO". Till then, Francisco Padinha and Felix Ivorra, will remain in their present positions.

São Paulo, May 20, 2005.

ARCÁDIO LUIS MARTINEZ GARCIA
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.